

Mail Stop 3720

November 24, 2015

Benjamin Gordon
Chief Executive Officer
Cambridge Capital Acquisition Corporation
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re: Cambridge Capital Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2015**
> **File No. 001-36229**

Dear Mr. Gordon:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Summary of the Proxy Statement/Prospectus

Opinion of Financial Advisor to the Board of Directors of Cambridge, page 17

1.   Please explain, and quantify where necessary, why the likely delay in certain revenues to be received by Ability does not impact Prometheus' fairness conclusion. In addition, we note your disclosure that certain revenues were expected in the "second half of 2015." Please consider this impact on your September 30, 2015 results of operations narrative on page 151. As such, please revise to explain this development or tell us why you believe further discussion is not warranted under Item 303(a)(3)(i) of Regulation S-K.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey M. Gallant
   Graubard Miller